EXHIBIT 1.01

Vicon Industries, Inc.
Conflict Minerals Report
For the reporting period from January 1, 2014 to December 31, 2014

Introduction

This report for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) requiring certain SEC registrants to disclose (i) their use of Conflict Minerals (as defined under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”)), (ii) whether those Conflict Minerals originate from the Covered Countries (defined to include the Democratic Republic of the Congo and any adjoining country (as defined in the Act)), and (iii) whether the sale of those Conflict Minerals financed or benefited armed groups in the Covered Countries. Conflict Minerals include columbite-tantalite (referred to as coltan), cassiterite, gold, wolframite, and their derivatives, limited to tantalum, tin and tungsten.

Overview

This report has been prepared by Vicon Industries, Inc. (the “Company”).

Company and Product Overview

The Company designs, produces and markets a wide range of video systems and components, comprised principally of video management software, network video servers/recorders, video encoders, mass storage units and cameras, used in security, surveillance, safety and control applications by a broad group of end users.

Reasonable Country of Origin Inquiry (“RCOI”) Process

The Company does not directly manufacture its products and procures all potential Conflict Minerals from third party product, component and part suppliers. There are also multiple tiers of third parties in the supply chain between the Company and the original sources of potential Conflict Minerals. Therefore, the Company relies on its direct suppliers to provide information regarding the origin of any conflict minerals that are included in its products.

The Company’s due diligence measures have been designed to conform to the framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidelines”). In accordance with the OECD Guidelines, the Company conducted a good faith Survey of its direct suppliers to determine whether any of the subject Conflict Minerals contained in their products, components or parts supplied to the Company originated in the Covered Countries and whether any of the subject Conflict Minerals may be from recycled or scrap sources, in accordance with Form SD and related guidance provided by the SEC. Where applicable, the Company exercised due diligence on the source and chain of custody of the Subject Minerals.

Prior to the Reporting Period, the Company worked to identify direct suppliers that it believed could potentially provide products, components or parts containing subject Conflict Minerals (collectively, the “Covered Suppliers”). The Company then surveyed its existing suppliers to determine whether each such Covered Supplier was supplying products, components or materials to the Company that contained subject Conflict Minerals and, if so, to determine the source of such Conflict Minerals. The Company’s policies with respect to Conflict Minerals require suppliers, including potential suppliers, to, among other matters, confirm the source of any conflict minerals contained in materials or components supplied to the Company and to provide annual updates regarding such responses.

Given the size and complexity of the Company’s sourcing functions, the Company focused on its largest suppliers, ranked by the amount the Company spends with each such supplier, and suppliers that had the highest probability of supplying the Company with products, components or parts containing Conflict Minerals (e.g., electronics). An escalation process was initiated with Covered Suppliers who continued to be non-responsive after the above contacts were made, or whose initial (or subsequent) response was not complete or otherwise warranted clarification or confirmation. Using a risk-based approach, the Company evaluated responses from the Covered Suppliers for plausibility, consistency, and gaps both in terms of which products, components or materials were stated to contain or not contain Conflict Minerals, as well as the origin of those Subject Minerals. The Company engaged certain Covered Suppliers, holding discussions and reviewing the results of their internal due diligence efforts, to ensure that the Company’s inquiries regarding conflict minerals were understood and complied with.

Governance

The Company has designed a Conflict Minerals compliance initiative to implement a consistent, company-wide compliance process which includes:

·	Educating its employees and suppliers about Conflict Minerals;
·
Requesting key suppliers to identify which of their products supplied to the Company contain tin, tungsten, tantalum or gold, and, where applicable, to validate the country of origin of these minerals; and

·	Preparing for an independent audit of the Company’s Conflict Minerals approach and processes, when required;

The Company’s compliance program has been designed to conform, in all material respects, with the framework in The Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas Second Edition (“OECD Guidance”), and the related supplements for gold and for tin, tantalum and tungsten.

Analysis of Supplier Survey Responses

The majority of the responses received from Covered Suppliers indicated that either: (i) none of their products, components or parts supplied contain Conflict Minerals sourced from Covered Countries or (2) their due diligence evaluations were not complete to fully respond to our survey request. In addition, all responses were at a company level, rather than at a specific product, component or part level. The Company is therefore unable to determine whether any of the Conflict Minerals reported by the suppliers were contained in the products, components or parts supplied to us, or to validate that any of these Conflict Minerals were sourced from Covered Countries.

Other Required Disclosures

Risk Mitigation

The Company is committed to conducting business in a lawful manner, in compliance with the Rule, and to supporting the reporting requirements of its customers under the Rule. We intend to take the following risk mitigation steps in our due diligence process:

·	Expand the number of suppliers requested to supply information.
·	Engage with suppliers to attempt to increase the response rate and improve the content of the supplier survey responses.

Annual Reporting

In accordance with the OECD Guidance and the Rule, this report is available on our website www.vicon-security.com.